UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Ciudad de Buenos Aires, February 24th, 2022

DAJ Note N° 26/22

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Ref: EDENOR S.A. – Material Fact. Approval of the Reform of the Corporate Bylaws by ENRE - Resolution No. 0062/2022.

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the "Company") in compliance with the current regulations, in order to inform that by means of Resolution 0062/2022 the Ente Nacional Regulador de la Electricidad (ENRE) has notified on this date to the Company the granting of its administrative conformity with respect to what was approved by the Ordinary and Extraordinary General Shareholders' Meeting of EDENOR S.A. held unanimously on April 28, 2020, in which it was resolved "ad referendum" of the approval of the ENRE, to amend the Company's Bylaws (text of Articles No. 13, 19, 23, 25, and 33), all of which was duly communicated to that entity.

Yours faithfully,

María José Van Morlegan

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: February 24, 2022